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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 16th day of February, 2010.
Signature: AIM Investment Securities Funds on behalf of

AIM Core Bond Fund	AIM Short Term Bond Fund
AIM Dynamics Fund	AIM U.S. Government Fund
AIM Global Real Estate Fund	Invesco High Yield Securities Fund
AIM High Yield Fund	Invesco Van Kampen Core Plus Fixed Income Fund
AIM Income Fund	Invesco Van Kampen Corporate Bond Fund
AIM Limited Maturity Treasury Fund	Invesco Van Kampen Government Securities Fund
AIM Money Market Fund	Invesco Van Kampen High Yield Fund
AIM Municipal Bond Fund	Invesco Van Kampen Limited Duration Fund
AIM Real Estate Fund

By:	/s/ John M. Zerr (John M. Zerr)

Senior Vice President (Title)

Attest:	/s/ Melanie Ringold (Melanie Ringold)

Assistant Secretary (Title)

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